Intercept Pharmaceuticals, Inc.
18 Desbrosses Street
New York, New York 10013

October 5, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director

Re:	Intercept Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-183706
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Intercept Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-183706), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on October 10, 2012, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Scott A. Samuels (617-542-6000) or Bryan Yoon (212-935-3000) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

Intercept Pharmaceuticals, Inc.

By:	/s/ Mark Pruzanski
	Name:	Mark Pruzanski, M.D.
	Title:	President and Chief Executive Officer

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Rose Zukin
Bryan Pitko
Kei Nakada
Mark Brunhofer

Intercept Pharmaceuticals, Inc.
Barbara Duncan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William Whelan
Bryan Yoon

Goodwin Procter LLP
Christopher J. Austin